SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-49972

                           NOTIFICATION OF LATE FILING

  | | Form 10-K        |_| Form 11-K        |_| Form 20-F       |X| Form 10-Q
  |_| Form N-SAR

     For Period Ended: January 31, 2005

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                       In Vivo Medical Diagnostics, Inc.
Former name if applicable
Address of principal executive office         The Green House,
City, state and zip code                      Beechwood Business Park North
                                              Inverness, Scotland IV2 3BL

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|_|           (a)    The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
              (b)    The subject annual report, semi-annual report, transition
                     report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion
                     thereof will be filed on or before the 15th calendar day
| X |                following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion
                     thereof will be filed on or before the fifth calendar day
                     following the prescribed due date; and
|_|           (c)    The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.


                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

      John Fuller                    +(44)                 1463-667347
      -----------                    -----                 -----------
        (Name)                     (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                       |X| Yes      |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       |X| Yes      |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the six months ended January 31, 2004, the registrant had revenues of approximately $226,252 and a net loss of approximately $(680,385). For the six months ended January 31, 2005, the registrant currently estimates that it had revenues of approximately $559,902 and a net loss of approximately $(707,333). Results for the 2005 six month period remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

     The change is the result of the acquisition of In Vivo Medical Diagnostics, Inc. by our Company (formerly Sports Information and Publishing Corp.).

                        In Vivo Medical Diagnostics, Inc.
                  --------------------------------------------
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2005                         By:    /s/ John Fuller
                                                    ----------------------------
                                                    John Fuller
                                                    Chief Executive Officer